Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”) is made and entered into this 1st day of October, 2025, by and among James C. Smith, a resident of Charlotte, North Carolina (“Owner”), Red Clay Industries, Inc., a North Carolina corporation (“Company” and with Owner, collectively “Seller Parties”), and Aviator Paving Company Charlotte, LLC, a North Carolina limited liability company (“Buyer”) (the Owner, the Company and Buyer may be referred to separately herein as a “Party” and collectively as “Parties”).

RECITALS

A. The Owner, directly or as trustee, owns all of the issued and outstanding equity interests of the Company, which operates a business that provides the following products and services: asphalt paving, concrete contracting, concrete reclamation and soil stabilization (the “Business”).

B. The Company desires to sell, and Buyer desires to purchase from the Company, all Acquired Assets of the Company according to the terms herein stated. Capitalized terms not defined in this Agreement shall have the meaning ascribed to them in Section 7.15.

NOW, THEREFORE, in consideration of these premises, the representations and warranties set forth herein, and the covenants, conditions, promises and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties mutually agree as follows:

ARTICLE I
Purchase and Sale of Assets

1.1. Acquired Assets. Subject to the terms and conditions of this Agreement, except for the Excluded Assets, the Company shall sell, convey, transfer and assign to Buyer, free and clear of any Liens, and Buyer shall purchase, acquire and accept from the Company, as of and on the Closing Date, all of the assets, properties, privileges, claims and rights of every kind and nature, tangible and intangible, absolute or contingent, constituting or used in connection with the Business or owned by the Company, including, but not limited to, those listed in Schedule 1.1(a) (“Acquired Assets”). The Acquired Assets include, but are not limited to, the following assets:

(a) all of the equipment, leasehold improvements, computers, communications systems, and all other equipment, products, and supplies owned, leased, rented, used or otherwise possessed by the Company;

(b) all other tangible personal property, including, without limitation, rental equipment, products, furniture, furnishings, parts, supplies, office equipment, computer equipment, machinery, vehicles, fixed assets and other equipment of every type used, owned or leased by the Company;

(c) all Contracts set forth on Schedule 1.1(c) (“Assumed Contracts”);

(d) leasehold rights to the Leased Real Property;

(e) accounts receivable and retainage as of the Closing Date and with the rights accrued prior to the Closing Date;

(f) all inventory;

(g) all Permits, to the extent assignable, which are held by the Company and required for the conduct of the Business as currently conducted or for the ownership and use of the Acquired Assets;

(h) all intangible assets, including the website www.redclayind.com, Intellectual Property owned by the Company, and any variations or derivations thereof, as to which Buyer shall have the complete and exclusive ownership and use rights from and after Closing;

(i) all rights to any actions or proceedings of any nature available to or being pursued by the Company to the extent related to the Business, the Acquired Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;

(j) all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees (including any such item relating to the payment of taxes);

(k) all of the Company’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Acquired Assets;

(l) all insurance benefits, including rights and proceeds, arising from or relating to the Business, the Acquired Assets or the Assumed Liabilities;

(m) originals, or where not available, copies, of all books and records, including, but not limited to, books of account, ledgers and general, financial and accounting records, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, customer complaints and inquiry files, records and data (including all correspondence with any governmental authority), sales materials and records (including pricing history, total sales, terms and conditions of sale, sales and pricing policies and practices), strategic plans, internal financial statements, marketing and promotional surveys, material and research and files relating to the Intellectual Property assets (“Books and Records”); and

(n) all goodwill and the going concern value of the Business.

1.2. Excluded Assets. Notwithstanding the foregoing, the Acquired Assets shall not include the following assets (“Excluded Assets”):

(a) Cash and cash equivalents on hand and on deposit as of the Closing Date;

(b) tax records and rights to any claims for tax refunds;

(c) any assets, rights or interests that relate to the Company’s Employee Benefit Plans; all Books and Records concerning employees of the Company; and, workers’ compensation, unemployment compensation and other credits or deposits with applicable governmental entities as relates to employees of the Company;

(d) all Contracts that are not Assigned Contracts;

(e) the Company’s rights under the Transaction Documents;

(f) all organizational records, minute books, and other legal records; and

(g) all other assets and items listed on Schedule 1.2.

1.3. Excluded Liabilities. The Acquired Assets shall be sold and conveyed to Buyer free and clear of all liabilities, obligations, liens, security interests and encumbrances whatsoever (collectively, “Liens”, or, individually, a “Lien”). Except for the Assumed Liabilities, the Company shall retain responsibility for all liabilities accrued as of the Closing Date and for all liabilities arising from the Company’s operation of the Business on or prior to the Closing Date (“Excluded Liabilities”). All Excluded Liabilities shall belong to, and shall be satisfied exclusively by, the Company.

1.4. Assumed Liabilities. Subject to the terms and conditions of this Agreement, Buyer agrees to assume at Closing: (a) the obligations and liabilities of the Company arising under or pursuant to the Assumed Contracts, to the extent that such obligations and liabilities (i) arise and are required to be performed after the Closing Date, (ii) do not relate to any breach or failure to perform or warranty by the Company on or prior to the Closing and (iii) were incurred in the ordinary course of business; (b) all trade accounts payable of the Company that are not delinquent (i) to unrelated third parties in connection with the Business that remain unpaid as of the Closing Date and (ii) that either are reflected on the Balance Sheet or arose in the ordinary course of business consistent with past practice since the date of the Balance Sheet; and (c) obligations and liabilities of the Company set forth on Schedule 1.4 (the “Assumed Liabilities”).

1.5. Non-Assignable Assets. To the extent that the Company’s rights under any Contract or permit constituting an Acquired Asset, or any other Acquired Asset, may not be assigned to Buyer without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and the Company, at its expense, shall use its reasonable best efforts to obtain any such required consent(s) as promptly as possible. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the Acquired Asset in question so that Buyer would not in effect acquire the benefit of all such rights, the Company, to the maximum extent permitted by law and the Acquired Asset, shall use commercially reasonable efforts after the Closing as Buyer’s agent in order to obtain for Buyer the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the Acquired Asset, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer.

1.6. Purchase Price. The total purchase price for the Acquired Assets to be paid by Buyer to the Company shall be (“Purchase Price”): (a) Thirty-Nine Million Dollars ($39,000,000) payable in cash or cash equivalents on the Closing Date (“Closing Payment”) and (b) Buyer will assume the Assumed Liabilities.

1.7. Allocation of Purchase Price. The Parties agree to complete and file duplicate IRS Form 8594 as required by Section 1060 of the United States Internal Revenue Code of 1986, as amended (the “Code”) utilizing the allocation of Purchase Price set forth on Schedule 1.7. The Parties further agree not to make any change or modification to the IRS Form 8594, nor file any Supplemental Statement Form 8594, without the prior written consent of the other Party.

1.8. Purchase Price Adjustments.

(a) Estimated Closing Working Capital. At least three (3) business days before the Closing, the Company shall prepare and deliver to Buyer a statement setting forth its good faith estimate of (i) Closing Working Capital (the “Estimated Closing Working Capital”), and (ii) Closing Doubtful Accounts (“Estimated Closing Date Doubtful Accounts”), which statement shall contain an estimated balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein), a calculation of Estimated Closing Working Capital and Estimated Closing Date Doubtful Accounts.

(b) Post-Closing Adjustment. Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to the Company a statement setting forth its calculation pursuant to GAAP and the Working Capital Example of Closing Working Capital and Closing Date Doubtful Accounts (the “Closing Date Statements”). A post-closing adjustment (the “Post-Closing Adjustment”) shall be made in an amount equal to the sum of (i) Closing Working Capital minus (ii) Working Capital Target minus (iii) the Closing Date Doubtful Accounts. If the Post-Closing Adjustment as determined pursuant to this Section 1.8(b) is a positive number, Buyer shall pay to the Company an amount equal to the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative number, the Company shall pay to Buyer an amount equal to the absolute value of the Post-Closing Adjustment. Notwithstanding the foregoing, the value of any fuel or parts inventory included in the Closing Working Capital, both calculated in accordance with GAAP, shall not in each case exceed one hundred thousand dollars ($100,000.00); provided, however, (A) that the value of fuel inventory included in Closing Working Capital shall be listed on an inventory statement provided to Buyer within five (5) days after the Closing Date, which shall include the Company’s quantities of fuel inventory as well as the valuation of such fuel inventory and (B) the value of any parts inventory included in Closing Working Capital shall include only inventory that (I) is of a quality and quantity useable and saleable, merchantable and fit for its intended use, in each case, consistent with past practice and in the ordinary course of business and (II) is not slow moving, damaged, defective or obsolete and is not excessive in kind or amount in light of the ordinary and normal course of conduct and reasonably anticipated needs of the Business.

(c) Examination and Review. After receipt of the Closing Date Statements, the Company shall have fifteen (15) days (the “Review Period”) to review the Closing Date Statement. On or prior to the last day of the Review Period, the Company may object to the Closing Date Statements by delivering to Buyer a written statement setting forth the Company’s objections in reasonable detail, indicating each disputed item or amount and the basis for the Company’s disagreement therewith (the “Statement of Objections”). If the Company fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Date Statements and the Post-Closing Adjustment, as the case may be, reflected in the Closing Date Statements shall be deemed to have been accepted by the Company. If the Company delivers the Statement of Objections before the expiration of the Review Period, Buyer and the Company shall negotiate in good faith to resolve such objections within fifteen (15) days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Date Statements with such changes as may have been previously agreed in writing by Buyer and the Company, shall be final and binding.

(d) Resolution of Disputes. If the Company and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts” and any amounts not so disputed, the “Undisputed Amounts”) shall be submitted for resolution to a mutually agreeable, impartial, and nationally recognized firm of independent certified public accountants other than Buyer’s accountants or the Company’s accountants (the “Independent Accountant”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment, as the case may be, and the Closing Date Statements. In the event the Parties do not mutually select an Independent Accountant prior to the expiration of the Resolution Period, Forvis Mazars, LLP shall be automatically selected by the Parties as the Independent Accountant. The Parties agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by the Parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Date Statements and the Statement of Objections, respectively. The fees and expenses of the Independent Accountant shall be paid by the Company, on the one hand, and Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to the Company or Buyer, respectively, bears to the aggregate amount actually contested by the Company and Buyer.

(e) Determination by Independent Accountant. The Independent Accountant shall make a determination as soon as practicable within twenty (20) days (or such other time as the Parties shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Date Statements and/or the Post-Closing Adjustment shall be conclusive and binding upon the Parties absent manifest error.

(f) Payments of Post-Closing Adjustment. Except as otherwise provided herein, any payment of the Post-Closing Adjustment, shall (i) be due (A) within ten (10) days of acceptance of the applicable Closing Date Statements or (B) if there are Disputed Amounts, then within ten (10) days of the determination described in Section 1.8(e) above; and (ii) be paid by wire transfer of immediately available funds to such account as is directed by Buyer or the Company, as the case may be. Buyer may offset any amounts owed by the Company under this Section 1.8 against any amounts it or its Affiliates owe to the Company, its Affiliates or the Owner. Any payments made pursuant to Section 1.8 shall be treated as an adjustment to the Purchase Price by the Parties for tax purposes, unless otherwise required by law.

ARTICLE II
Representations, Warranties and Covenants of the Company and the Owner

The Company and the Owner jointly and severally represent and warrant to Buyer that, except as set forth on the corresponding Sections of the Disclosure Schedule, the statements contained in this Article II are accurate and complete as of the date of this Agreement:

2.1. Organization, Qualification, Corporate Power and Authority.

(a) The Company a corporation duly incorporated and validly existing under the laws of the State of North Carolina. The Company has full power and authority to conduct the Business, to own and use the properties and assets that it purports to own or use and to perform its obligations. Section 2.1(a) of the Disclosure Schedules sets forth each jurisdiction in which the Company is licensed or qualified to do business, and the Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership of the Acquired Assets or the operation of the Business as currently conducted makes such licensing or qualification necessary. The Company has delivered to Buyer accurate and complete copies of the Organizational Documents of the Company. The Company is not in violation of any of its Organizational Documents. The execution and delivery by the Company of each Transaction Document to which the Company is a party and the performance by the Company of the Transaction have been duly approved by all requisite corporate action. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with the terms of this Agreement. Upon the execution and delivery by the Company of each Transaction Document to which the Company is a party, such Transaction Document will constitute the valid and legally binding obligation of the Company, enforceable in accordance with the terms of such Transaction Document.

(b) Section 2.1(b) of the Disclosure Schedule sets forth an accurate and complete list of each assumed name, trade name and fictitious name used by the Company. Each such assumed name, trade name or fictitious name which has been duly registered with the appropriate governmental body in each of the jurisdictions in which such assumed name, trade name or fictitious name has been used by the Company are reflected on Section 2.1(b) of the Disclosure Schedule.

2.2. Capitalization. Section 2.2 of the Disclosure Schedule sets forth an accurate and complete list of the authorized, issued and outstanding equity securities of the Company as of the date of this Agreement and the authorized, issued and outstanding equity securities of the Company as of the immediately prior to the Closing. The Company has no convertible securities, options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem equity securities of the Company.

2.3. No Conflicts; Consents and Approvals.

(a) Neither the execution and delivery of this Agreement nor the performance of the Transaction will, directly or indirectly, with or without notice or lapse of time: (i) violate any law or order to which the Company or any asset owned or used by the Company is subject; (ii) violate any Organizational Document of the Company; (iii) violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any Assigned Contract; or (iv) result in the imposition or creation of any Lien upon or with respect to any of the assets of the Company.

(b) Section 2.3(b) of the Disclosure Schedule sets forth a list of each consent, waiver, authorization or approval of any governmental body, or of any other Person, and each declaration or notice to or filing or registration with any governmental body required (i) in connection with the execution, delivery and performance by the Company of this Agreement and each Transaction Document to which it is a party, or (ii) the consummation of the Transaction.

2.4. Financial Statements.

(a) Attached to Section 2.4(a) of the Disclosure Schedule is an accurate and complete copy of the following financial statements (collectively, the “Financial Statements”): (i) unaudited balance sheets of the Company as of December 31, 2022, 2023 and 2024 and statements of income, changes in owners’ equity, and cash flow for the fiscal years then ended; and (ii) an unaudited balance sheet of the Company as of August 31, 2025 (“Balance Sheet”), and (iii) a statement of income for the eight (8) month period then ended. The Financial Statements present fairly in all material respects the financial condition of the Company as of and for their respective dates. Except as set forth on Schedule 2.4(a) of the Disclosure Schedule, the Financial Statements have been prepared in accordance with GAAP, applied on a basis consistent with prior periods. The Financial Statements are consistent in all material respects with the Books and Records of the Company, which are accurate and complete, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein. The internal controls and procedures of the Company are sufficient to ensure that the Financial Statements are accurate in all material respects.

(b) Section 2.4(b) of the Disclosure Schedule is an accurate and complete itemized list of all Indebtedness of the Company as of the date of this Agreement. The Company has the unrestricted right to pay or pre-pay all such Indebtedness identified or required to be identified on Section 2.4(b) of the Disclosure Schedule on or prior to the Closing Date.

(c) Section 2.4(c) of the Disclosure Schedule is an accurate and complete itemized list of all related-party payables and receivables of the Company as of the date of this Agreement, which includes any amounts owed by the Company to the Owner or Affiliates.

2.5. Absence of Certain Changes. Since January 1, 2025, the Company has been operated in the ordinary course of business consistent with past practice, and without limiting the generality of the foregoing:

(a) the Company has not sold, leased, transferred or assigned any asset other than for fair consideration in the ordinary course of business;

(b) the Company has not experienced any Loss (whether or not covered by insurance) to its property or assets in excess of $20,000 for a single Loss and $40,000 for all such Losses; business;

(c) the Company has not entered into any Contract outside the ordinary course of

(d) no Lien has been imposed upon any asset of the Company;

(e) the Company has not (i) issued, created, incurred or assumed any Indebtedness involving more than $40,000 that will not be extinguished on or prior to the Closing or (ii) guaranteed any Indebtedness;

(f) the Company has not canceled, compromised, waived or released any right or claim or any amounts owed to it, in any case involving more than $40,000;

(g) the Company has not materially changed any of its payment policies with landlords, vendors, suppliers or other creditors or collection policies with respect to customers;

(h) the Company has not compromised, waived or settled any material legal rights or proceedings;

(i) the Company has not made a material change in its accounting methods;

(j) the Company has not terminated or modified the compensation or terms of any employee, officer, director or contractor of the Company;

(k) the Company has not transferred, assigned or granted any license or sublicense of any material rights under or with respect to any Intellectual Property;

(l) the Company has not accelerated, terminated, breached, materially modified or cancelled any material Contract to which the Company is a party or by which it is bound;

(m) the Company has not incurred any material capital expenditures;

(n) the Company has not entered into a new line of business or abandoned or discontinued any existing lines of business;

(o) the Company has not agreed or committed to any of the foregoing; and

(p) there has not been the occurrence of any event, change or condition of any character that, either individually or cumulatively, has resulted in or would reasonably be expected to result in a Material Adverse Effect.

2.6. Title to and Condition of Acquired Assets. The Company has good and marketable title to, or a valid leasehold interest in, the Acquired Assets, free and clear of any Liens. The Acquired Assets (a) include all material tangible and intangible property and assets necessary for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing, (b) are adequate for the uses to which they are currently used and (c) are sufficient for the continued conduct of the Business after Closing in substantially the same manner as conducted prior to Closing. The (i) items of tangible personal property included in the Acquired Assets and (ii) buildings, plants, structures used by the Company are structurally sound, are in good operating condition and repair (subject to normal wear and tear) and are free of latent and patent defects that would impact the continued use thereof following the Closing Date in the conduct of normal operations. None of such assets are in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

2.7. Real Property.

(a) The Company owns no real property.

(b) Section 2.7(b) of the Disclosure Schedule is an accurate and complete list all of the real property and interests therein leased, subleased or otherwise occupied or used by the Company (with all easements and other rights appurtenant to such property, the “Leased Real Property”). For each item of Leased Real Property, Section 2.7(b) of the Disclosure Schedule sets forth an accurate and complete list of each lease, sublease, or other contract pursuant to which the Company holds a legal interest in the Leased Real Property and all amendments, renewals, or extensions thereto (each, a “Lease”), an accurate and complete copy of which has been provided to Buyer.

(c) The Leased Real Property is sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to Closing and constitutes all of the real property necessary to conduct the Business. The Company is not a sublessor of, and has not assigned any lease covering, any item of Leased Real Property. The Leased Real Property is not subject to any material rights of way, building use restrictions, title exceptions, variances, reservations or limitations of any kind or nature, except those that do not materially impair the current use or occupancy of the Leased Real Property. The Leased Real Property complies in all material respects with all material Laws, including zoning requirements, and the Company has not received any written notifications from any governmental body requiring improvements to the Leased Real Property.

2.8. Contracts. Section 2.8 of the Disclosure Schedule is an accurate and complete list of the following contracts and agreements (written and oral) to which the Company is a party (collectively, the “Contracts”):

(a) Each Lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other contract materially affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $20,000 and with terms of less than one year);

(b) Each contract (i) containing any covenant that purports to restrict the business activity of the Company or limit the freedom of the Company to engage in any line of business or to compete with any Person, (ii) containing any exclusivity, non-solicitation, “most favored nation,” preferential pricing or similar provision, (iii) containing a power of attorney or (iv) binding the Company with confidentiality restrictions;

(c) Each (i) contract for Indebtedness in excess of $20,000 or (ii) contract to which the Company is a party or by which it is bound that involve obligations (contingent or otherwise) of, or payments to, the Company in excess of $20,000 per fiscal year, or that may not be terminated without penalty on 30 days’ notice or less;

(d) All Organizational Documents or similar documents relating to the governance, organization, management or operation of the Company;

(e) Any (i) contract relating to the Company’s participation or membership in any joint venture, partnership or similar arrangement or (ii) contract involving a sharing of profits, losses, costs or liabilities with any other Person or (iii) contract that provides for the indemnification by the Company of any Person or the assumption of any tax, environmental or other liability of any Person;

(f) Any contract evidencing the settlement of any legal proceeding;

(g) Each contract pursuant to which the Company licenses any of its Intellectual Property or pursuant to which a license of Intellectual Property has been granted to the Company (other than a license involving off-the-shelf software);

(h) Each contract that involves the delivery or receipt of products or services of an amount in value in excess of $20,000; and

(i) Each contract other than as set forth above to which the Company is a party or by which any of the assets of any of the Company, any of the Acquired Assets or the Business is bound or subject that is material to the Business or the use or operation of the Acquired Assets.

(j) The Company has made available to Buyer accurate and complete copies of each Contract listed or required to be listed on Section 2.8 of the Disclosure Schedule including all amendments, modifications and supplements thereto and, with respect to each unwritten Contract, Section 2.8 of the Disclosure Schedule sets forth an accurate and complete summary of the material terms of such unwritten Contract. Each Contract is legal, valid, binding, enforceable, in full force and effect and will continue to be so on identical terms following the Closing Date. Neither the Company nor the other party or parties thereto is in material breach or non-compliance of any term of any Contract and no event or circumstance has occurred that, with notice or lapse of time or both, would result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. The Company has not received notice (in writing or otherwise) of any material default, breach or termination nor threat thereof with respect to any Contract.

2.9. Absence of Undisclosed Liabilities. The Company does not have any obligations or liabilities (whether known or unknown, absolute or contingent, matured or unmatured, accrued or unaccrued, regardless of when asserted) other than (a) those set forth or adequately provided for in the Balance Sheet and (b) those reflected in Section 2.9 of the Disclosure Schedule, in each case, none of which relate to (i) breach of contract or (ii) breach of warranty, (iii) tort, (iv) Intellectual Property infringement, (v) violation of law or (vi) any Environmental Liability.

2.10. Licenses; Permits. All Permits required for the Company to conduct the Business as currently conducted or for the ownership and use of the Acquired Assets have been obtained by the Company and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full. Section 2.10 of the Disclosure Schedule lists all current Permits issued to the Company which are related to the conduct of the Business as currently conducted or the ownership and use of the Acquired Assets, including (a) the names of the Permits, (b) the name of the permittee or licensee and (c) their respective dates of issuance and expiration. No event has occurred that (with or without notice or lapse of time) (i) by itself is reasonably likely to constitute or result in a violation by the Company of, or a failure on the part of the Company to comply with, any legal requirement or any term or requirement of any Permit, (ii) would reasonably be expected to give rise to any obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, or (iii) would reasonably be expected to result in the revocation, lapse, withdrawal, suspension, cancellation, or termination of, or any adverse

2.11. Accounts Receivable. The accounts receivable reflected in the Balance Sheet, and all accounts receivable arising since the date of the Balance Sheet, (a) represent or shall represent bona fide valid and enforceable claims against debtors for sales, services performed or other charges arising in the ordinary course of business consistent with past practice, (b) are not subject to dispute, set-off or counterclaim and (c) are collectible in full within ninety (90) days of billing, subject to the reserve for doubtful accounts shown on the Balance Sheet. Section 2.11 of the Disclosure Schedule contains an accurate and complete aging of all accounts receivable of the Company as of the Closing Date.

2.12. Intellectual Property; IT Systems; Personal Data.

(a) The Company owns or has the right to use all Intellectual Property necessary for the operation of the Business as presently conducted. Each material item of Intellectual Property owned, licensed or used by the Company immediately prior to the Closing will be owned, licensed or available for use by the Buyer on identical terms and conditions immediately following the Closing. The Company is not infringing or misappropriating, nor has ever infringed or misappropriated, either directly or through any other Person, the Intellectual Property rights of any third-party, and no third-party has alleged any such infringement or misappropriation. The Company does not require any Intellectual Property rights other than the Intellectual Property in order to use all the processes employed by it in its business as presently constituted or to use and sell the products which result from those processes, or otherwise to carry on its business.

(b) The Company has received no notice (in writing or, to the Company’s Knowledge, otherwise) from any third-party that the Company, or any Person employed by the Company in connection with such Person’s employment with the Company, has (i) violated or may be violating any of the terms or conditions any employment, noncompetition or nondisclosure agreement with such third-party, (ii) disclosed or may be disclosing or utilized or may be utilizing any trade secret, or proprietary information, Confidential Information or documentation of such third-party, or (iii) interfered or may be interfering in the employment relationship between such third-party and any of its present or former employees. The Company and, to the Company’s Knowledge, any Person employed by the Company has not employed or does not propose to employ any trade secret or any information or documentation proprietary to any third- party or former employer. The Company and, to the Company’s Knowledge, any Person employed by the Company has not violated any confidential relationship with any third-party in connection with the development or sale of any product or proposed product of the Company or the development or sale of any service or proposed service of the Company.

(c) The Company has taken reasonable steps and security measures to protect and preserve the secrecy and confidentiality of its trade secrets, proprietary processes and formulae, inventions, know-how and other confidential and proprietary information. Except as set forth on Section 2.12(c) of the Disclosure Schedule, each current or former employee, officer and consultant of the Company who was involved with the creation, development or modification of the Intellectual Property incorporated into any of the Company’s products or services has executed an agreement assigning to the Company any ownership interest and right they may have related to the Company’s Intellectual Property and acknowledging the Company’s exclusive ownership of such Intellectual Property. To the Company’s Knowledge, none of the Company’s current or former employees, officers or consultants are or have been in violation of such agreement.

(d) Except as set forth on Section 2.12(d) of the Disclosure Schedule, the Company is not required nor is it likely to become liable to pay a royalty or any other sum to any third-party in respect of any of the Intellectual Property.

(e) Accurate copies of all the agreements required to use, support, maintain and/or develop all components of the IT Systems (including all licenses, development agreements, software maintenance and support agreements, hardware maintenance agreements, source code escrow agreements and disaster recovery agreements) are set forth in Section 2.12(e) of the Disclosure Schedule. The Company has not breached any of its obligations under any of the agreements referred to in this Section, those agreements all remain in full force and effect as at the date of this Agreement, and no notice has been served by any Person to terminate any of those agreements. Except as stated in the agreements referred to in this Section, the Company is not restricted in any way in using the IT Systems (whether by way of a technical device or otherwise). The use of the IT Systems by the Company does not infringe the Intellectual Property rights of any third-party. The operation of the IT Systems and the storage, processing and retrieval of all data stored on the IT Systems is under the exclusive control of the Company and any Intellectual Property rights in that data are owned solely by the Company. The IT Systems have adequate functionality, capability and capacity for the present and foreseeable future requirements of the Company and each part of the IT Systems is compatible with each other part. The IT Systems have operated without material disruption and without downtime exceeding ten hours in aggregate or for any individual period of more than one hour for the two years immediately prior to the date of this Agreement. All support and maintenance agreements relating to the IT Systems have been in full force and effect throughout their term and all renewals, charges and other fees have been paid in respect of each of them at the appropriate time and there are no such renewals, charges or fees outstanding or falling due for payment within one month after the Closing Date. The IT Systems have been satisfactorily maintained in accordance with the support and maintenance agreements referred to in this Section, copies of which are attached as Section 2.12(e) of the Disclosure Schedule.

(f) Prudent and up-to-date procedures to ensure internal and external security of the IT Systems (including procedures for taking and storing on-site and off-site back-up copies of computer programs and data, for preventing introduction of viruses into the IT Systems and for the protection and security of data stored on the IT Systems) have been established by the Company, have been complied with in all material respects and have been effective for those purposes.

(g) Since inception, the Company has complied with all laws and the Company’s Privacy Policies which are described on Section 2.12(g) of the Disclosure Schedules, relating to the use, collection, storage, disclosure and transfer of any Personal Data. The execution, delivery and performance of this Agreement will comply with all laws relating to privacy and with all the Company’s Privacy Policies. The Company has not received a written complaint regarding its collection, use or disclosure of Personal Data. The Company takes reasonable measures to ensure that Personal Data is protected against unauthorized access, use, modification, or other misuse. No breach or violation of any security policy of the Company with respect to Personal Data has occurred or, to the Company’s Knowledge, is threatened, and there has been no unauthorized or illegal use of or access to any Personal Data.

2.13. Tax.

(a) All tax returns required to be filed on or before the Closing Date by the Company (or the Owner in connection with the Business or the Company) have been, or will be, timely filed. Such tax returns are, or will be, true, complete and correct in all respects. All taxes due and owing by the Company (or the Owner in connection with the Business or the Company), whether or not shown on any tax return, have been, or will be, timely paid. The Company has withheld and paid each tax required to have been withheld (without regard to any provisions in the 2020 Tax Acts) and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable law. No claim has been made by any taxing authority in any jurisdiction where the Company does not file tax returns that the Company is, or may be, subject to tax by that jurisdiction, including, without limitation, any state or local jurisdiction in the United States or any foreign jurisdictions. No extensions or waivers of statutes of limitations have been, or will be, given or requested with respect to any taxes of the Company (or the Owner in connection with the Business or the Company).

(b) The amount of the Company’s liability for unpaid taxes does not, in the aggregate, exceed the amount of accruals for taxes (excluding reserves for deferred taxes) reflected on the Financial Statements. The amount of the Company’s liability for unpaid taxes for all periods following the end of the recent period covered by the Financial Statements shall not, in the aggregate, exceed the amount of accruals for taxes (excluding reserves for deferred taxes) as adjusted for the passage of time in accordance with the past custom and practice of the Company (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years). There are no encumbrances for taxes (other than for current taxes not yet due and payable) upon the assets of the Company.

(c) The Company is not a party to, or bound by, any tax indemnity, tax-sharing or tax allocation agreement. The Company is not a party to, or bound by, any closing agreement or offer in compromise with any taxing authority. No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Company. The Company has not been a member of an affiliated, combined, consolidated or unitary tax group for tax purposes. The Company has no liability for taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign law), as transferee or successor, by contract or otherwise.

(d) All deficiencies asserted, or assessments made, against the Company as a result of any examinations by any taxing authority have been fully paid. The Company is not a party to any proceeding by any taxing authority. There are no pending or threatened proceedings by any taxing authority, and there are no circumstances that are likely to give rise to any proceedings by any tax authority with respect to any pre-Closing tax period or straddle period.

(e) The Company has delivered to Buyer copies of all federal, state, local and foreign income, franchise and similar tax returns, examination reports or other documentation provided by a taxing authority during an administrative exam or appeal, and statements of deficiencies assessed against, or agreed to by, the Company for all tax periods and for any year for which the applicable statutes of limitations on the assessment and collection of taxes have not expired.

(f) The Company has collected all sales and use taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate taxing authorities, or has been furnished properly completed exemption certificates and has maintained all such records and supporting documents in the manner required by all applicable sales and use tax laws.

(g) There is no Contract, plan or arrangement to which the Company is a party, including the provisions of this Agreement which, individually or collectively, (i) could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code, (ii) is subject to Section 409A of the Code, or (iii) could require Buyer or any Affiliate of Buyer to gross up a payment to any the Company’s personnel for tax related payments or cause a penalty under Section 409A of the Code.

(h) For federal income tax purposes, the Company does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership, joint venture, or other arrangement of any kind, that is treated as a partnership for federal income tax purposes.

(i) The Company has been a validly electing subchapter S corporation within the meaning of sections 1361 and 1362 of the Code since its inception.

(j) The Company has not (i) made any election to defer any payroll taxes or received or requested any Employee Retention Tax Credit (ERC), including by (A) accessing any U.S. federal employment taxes, (B) claiming such credit on any IRS Form 941, or (C) requesting an advance of such credit by filing any IRS Form 7200), in each case, under the 2020 Tax Acts, or (ii) deferred any Applicable Taxes (as defined in IRS Notice 2020-65) pursuant to IRS Notice 2020-65 or (iii) received tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act.

2.14. Legal Compliance. The Company is, and at all times has been, in compliance in all material respects with all laws and orders. No proceeding is pending or, to the Company’s Knowledge, threatened, against the Company whereby any governmental body is alleging any failure to comply with any material law or order. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such proceeding.

2.15. Litigation. There are no legal proceedings with damages claimed against the Company pending or threatened against the Company or against any shareholder, officer or director of the Company in his, her or its capacity as a shareholder, officer or director. There are no outstanding judicial or regulatory orders to which the Company is subject.

2.16. Environmental.

(a) The Company is in and at all times has been in compliance with all Environmental Laws. The Company has obtained, and is in compliance with, all Permits or licenses that are required pursuant to any Environmental Law for the current operation of the Business.

(b) The Company has not received any written notice or report regarding any actual or alleged violation of any Environmental Law, or any liabilities or potential liabilities, including any investigatory, remedial or corrective obligations, relating to it or its Facilities arising under any Environmental Law.

(c) Except as set forth on Section 2.16(c) of the Disclosure Schedule, the Company has not, and to the Company’s Knowledge, no other Person has, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any Hazardous Material or any other waste in a manner that has given rise to any liability.

(d) The Company has not, either expressly or by operation of law, assumed or undertaken any liability, including any obligation for corrective or remedial action, of any other Person relating to any Environmental Law.

(e) The Company does not have any Environmental Liabilities with respect to any Facility or with respect to any other property or asset (whether real, personal or mixed) in which the Company (or any predecessor) has or had an interest or conducted operations or where operations of the Business have been conducted, or at any property geologically or hydrologically adjoining any Facility or any such other property or asset.

(f) No real property currently or formerly owned, operated or leased by the Company is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(g) There has been no actual or threatened release of Hazardous Materials or any other waste in contravention of Environmental Law (i) with respect to the Business or assets of the Company, (ii) at any Facility or any other real property currently or formerly owned or leased by the Company or where the Company conducted operations or (iii) at any other location where any Hazardous Materials generated, manufactured, refined, transferred, produced, imported, used, or processed by the Company in the operation of the Business was transported. Neither the Company nor the Owner have received written notice that any Facility (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in a claim against, or a violation of Environmental Law or term of any environmental permit by, the Owner or the Company.

(h) Section 2.16(h) of the Disclosure Schedule contains a complete and accurate list of all active or abandoned aboveground or underground storage tanks on any real property currently or formerly owned, operated or leased in connection with the Business. There is no asbestos contained in or forming part of any building, building component, structure or office space owned, operated or leased by the Company, and no polychlorinated biphenyls (PCBs) or per- or polyfluoroalkyl substances (PFAS) are or have been used or stored at, or contained in or form part of any building, building component, item, structure or office space on any real property owned, operated or leased by the Company, which in each case would reasonably be expected to result in a material violation of or liability under Environmental Laws.

(i) The operations of the Company have not given rise to exposure of employees or any other Person to, or a release or threatened release of, Hazardous Substances in excess of any applicable limits or standards under Environmental Laws.

2.17. Employees.

(a) Section 2.17(a) of the Disclosure Schedule sets forth, for each employee or independent contractor of the Company as of the date of this Agreement and for the prior twelve (12) month period, such Person’s: name, job title, start date, number of hours of vacation time or paid time off that such employee has accrued, current salary or hourly wage, commission or bonus compensation, and year to date compensation paid to such employee.

(b) Section 2.17(b) of the Disclosure Schedule is an accurate and complete list of all severance obligations to which the Company is subject and all employment agreements with any employee with a contractual term of employment; and all other employees are employees at will.

(c) As of the date hereof, all compensation, including wages, commissions and bonuses, payable to employees, independent contractors or consultants of the Company for services performed on or prior to the date hereof have been paid in full. All individuals characterized and treated by the Company as independent contractors or consultants are properly treated as independent contractors under all applicable laws. All employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified.

(d) The Company is and has been in compliance with all applicable Laws pertaining to employment and employment practices, including all laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave and unemployment insurance. No allegation of sexual harassment or misconduct have been made against any current or former employee or officers of the Company. Section 2.17(d) of the Disclosure Schedule describes all safety issues at the Company in the last three (3) years. The Company is in compliance with and has complied with all applicable mandatory E-Verify verification and I-9 eligibility obligations.

(e) To the Company’s Knowledge, no employee of the Company is in violation of any term of any employment agreement, non-disclosure agreement, common law non-disclosure obligation, fiduciary duty, non-competition agreement or restrictive covenant to the Company or a former employer.

2.18. Employee Benefits.

(a) Section 2.18 of the Disclosure Schedule lists each Employee Benefit Plan that the Company currently maintains. For each Employee Benefit Plan, the Company has made available to Buyer, to the extent applicable, true and correct copies of the Employee Benefit Plan (including all related contracts and agreements) and all related amendments thereto (in the case of any unwritten Employee Benefits Plan, an accurate written description thereof), copies of the most recent Form 5500 annual report (including a copy of the audited financial statements), the applicable trust agreement and all related amendments thereto, the most recent summary or summary plan description, and the most recent determination letter issued by the Internal Revenue Service.

(i) Each such Employee Benefit Plan complies in form and operation in all material respects with the applicable requirements of ERISA, the Code and other laws.

(ii) All required reports and descriptions (including Form 5500 Annual Reports, summary annual reports and summary plan descriptions) have been timely filed and distributed in all material respects with respect to each such Employee Benefit Plan. The requirements of COBRA have been met in all material respects with respect to each such Employee Benefit Plan that is a group health plan as described in ERISA § 607(1) or Code § 5000(b)(l).

(iii) All contributions (including all employer contributions and employee salary reduction contributions) that are due or payable to each Employee Benefit Plan have been paid timely by the applicable due date (including extensions) to each such Employee Benefit Plan. All premiums or other payments for all periods ending on or before the date hereof have been paid with respect to each such Employee Benefit Plan. All contributions, premiums or other payments for any period ending on or before the date hereof that are not yet due or payable either have been paid to each such Employee Pension Benefit Plan or have been properly accrued for by the Company on the Financial Statements.

(iv) No Employee Pension Benefit Plan is subject to Title IV of ERISA.

(v) There has been no “prohibited transaction” (as defined in ERISA § 406 or Code § 4975) with respect to any such Employee Benefit Plan. To the Company’s Knowledge, no “fiduciary” (as defined in ERISA § 3(21)) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan. No proceeding with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Company’s Knowledge, threatened. There are no pending, or to the Company’s Knowledge, threatened claims with respect to any such Employee Benefit Plan other than routine claims for benefits.

(vi) Each Employee Benefit Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Code § 409A either (A) has been and continues to be maintained in form and operated in all materials respect in compliance with the applicable requirements of Code § 409A or (B) has satisfied and continues to satisfy all requirements of an applicable exception to Code Section 409A.

(vii) The Company has no liability in respect of any post-employment or post- retirement health or medical benefits for retired, former or current employees of the Company, other than requirements under COBRA.

(viii) There have been no amendments to, written interpretation of, or announcement (whether written or unwritten) relating to any Employee Benefit Plan that would increase the expense of maintaining such Employee Benefit above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

(b) The Company is not required to contribute to, and has never contributed to or been obligated to contribute to, any multiemployer plan.

2.19. Transactions with Related Persons. Except as disclosed on Section 2.19 of the Disclosure Schedule, neither the Owner nor any, Affiliate of the Owner or any individual related by blood, adoption or marriage to the Owner or any employee or officer of the Company (a) owns any interest in any asset used in the Business or (b) is a party to any Contract, or has any material business dealings, with the Company.

2.20. Insurance. Section 2.20 of the Disclosure Schedule sets forth the following information with respect to each insurance policy to which the Company is a party, a named insured, covered or otherwise the beneficiary of coverage: the name of the insurer, the policy number, the period of coverage, and the amount of coverage. All such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date), and no notice of cancellation, termination or premium increase has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. The Company maintains policies of insurance (including insurance required by any governmental body, commercial general liability and contractual liability insurance, auto liability insurance and workers’ compensation insurance) insuring the Company, its assets and the Business against such losses and risks, and in such amounts, as provided in such policies, and none of such losses or risks are self- or co-insured by the Company or any of its Affiliates. Full and complete copies have been provided to Buyer. There have been (a) no claims filed within the last two (2) years and (b) no pending claims under any such insurance policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Company is not in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such insurance policy. The insurance policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Business and are sufficient for compliance with all applicable laws and Contracts to which the Company is a party or by which it is bound.

2.21. Inventory. Except as set forth on Section 2.21 of the Disclosure Schedule, (a) all inventory consists of a quality and quantity useable and saleable, is merchantable and fit for its intended use, in each case, consistent with past practice and in the ordinary course of business, (b) all inventory has a commercial value at least equal to the value shown on the Balance Sheet and is valued consistent with GAAP, (c) the inventory is not slow moving, damaged, defective or obsolete and is not excessive in kind or amount in light of the ordinary and normal course of conduct and reasonably anticipated needs of the Business, (d) the Company has sufficient available inventories or identified sources thereof at reasonable costs to perform its contractual obligations and (e) none of the inventory is held on consignment, or otherwise, by any Person (other than the Company).

2.22. Customers; Suppliers.

(a) Section 2.22(a) of the Disclosure Schedule sets forth an accurate and complete list of (i) each customer to which the Company has made sales to in excess of $100,000 within the twenty-four (24) month period prior to the date of this Agreement (each, a “Significant Customer”) and (ii) the amount of consideration paid by Significant Customers during such periods. To the Company’s Knowledge, the relationships of the Company with their Significant Customers are good commercial working relationships. Within the past twenty-four (24) months, no Significant Customer has (A) terminated, materially reduced, modified or failed to renew its business relationship with the Company; (B) provided notice to the Company (in writing or, to the Company’s Knowledge, otherwise) that it intends to terminate, materially reduce, modify or fail to renew its business relationship with the Company; or (C) materially decreased the prices paid to or amount purchased by the Company. To the Company’s Knowledge, no fact, condition or event exists which could adversely affect the relationship between the Company, on one hand, and a Significant Customer, on the other.

(b) Section 2.22(b) of the Disclosure Schedule sets forth an accurate and complete list of (i) each supplier to which the Company has made purchases in excess of $100,000 within the twenty- four (24) month period prior to the date of this Agreement (each, a “Significant Supplier”) and (ii) the amount of consideration paid to Significant Suppliers during such periods. To the Company’s Knowledge, the relationships of the Company with their Significant Suppliers are good commercial working relationships. Within the past twenty four (24) months, no Significant Supplier has (A) terminated, materially reduced, modified, or failed to renew its business relationship with the Company; (B) has provided notice to the Company (in writing or, to the Company’s Knowledge, otherwise) that it intends to terminate, materially reduce, modify or fail to renew its business relationship with the Company; or (C) materially increased the prices paid by or decreased the amount sold to the Company. To the Company’s Knowledge, no fact, condition or event exists which could adversely affect the relationship between the Company, on one hand, and a Significant Supplier, on the other.

2.23. Warranties; Claims. The Company has delivered to Buyer complete and correct copies of the standard terms and conditions for services rendered and products installed by the Company. No service rendered or product delivered by or on behalf of the Company is subject to any written guaranty, warranty or other indemnity, beyond such standard terms and conditions. The Company’s products and services are free from material defects, all services have been provided and products delivered by the Company in conformity in all material respects with all applicable warranties, and there are no present written, or to the Company’s Knowledge, oral claims or proceedings for any liability in connection therewith, subject only to reserves reflected in the Financial Statements. The Company has no material liability for replacement or repair of any of their products or other material damages in connection therewith or any other customer or product obligations not reserved against in the Financial Statements. Set forth on Section 2.23 of the Disclosure Schedule is a list of the warranty claims history for items in excess of $20,000 since January 1, 2022. To the Company’s Knowledge, there is no event or circumstance which exists which may cause a customer to withhold any retainage amount.

2.24. No Brokers’ Fees. No investment banker, broker, finder or similar agent has been employed by or on behalf of the Company in connection with this Agreement or the Transaction, and the Company has not entered into any agreement, arrangement or understanding of any kind with any Person for the payment of any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement or the Transaction.

ARTICLE III
Representations and Warranties of Buyer

Buyer represents and warrants to the Company and the Owner as follows:

3.1. Organization and Authority. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Buyer has full power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. The execution and delivery by Buyer of each Transaction Document to which it is a party and the performance by Buyer of the Transaction has been duly approved by all requisite corporate action of Buyer. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with the terms of this Agreement. Upon the execution and delivery by Buyer of each Transaction Document to which it is a party, such Transaction Document will constitute the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with the terms of such Transaction Document.

3.2. No Conflicts. Neither the execution and delivery of this Agreement nor the performance of the Transaction will, directly or indirectly, with or without notice or lapse of time: (i) violate any law to which Buyer is subject; (ii) violate any Organizational Document of Buyer; or (iii) violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any material contract to which Buyer is a party.

3.3. Litigation. There is no proceeding pending or, to the Knowledge of Buyer, threatened against Buyer relating to or affecting the Transactions.

3.4. No Brokers’ Fees. Buyer has no liability for any fee, commission or payment to any broker, finder or agent with respect to the Transactions for which the Company could be liable.

ARTICLE IV
Closing

4.1. Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Acquired Assets and assumption of the Assumed Contracts contemplated by this Agreement shall take place by electronic delivery of all applicable documents and funds at 10:00 a.m. Eastern Time on the date hereof (“Closing” or the “Closing Date”).

4.2. Items to Be Delivered at Closing by the Company and the Owner. The obligations of Buyer to consummate the Closing shall be subject to the Company’s and the Owner’s delivery of the following items to Buyer at the Closing:

(a) The Bill of Sale duly executed by the Company substantially in the form of Exhibit A attached hereto;

(b) The Assignment and Assumption Agreement regarding the Assumed Contracts, duly executed by the Company substantially in the form of Exhibit B attached hereto;

(c) The Domain Name Assignment Agreement, duly executed by the Company substantially in the form of Exhibit C attached hereto;

(d) The Trademark Assignment Agreement, duly executed by the Company substantially in the form of Exhibit D attached hereto;

(e) Transition Services Agreement, duly executed by the Company, substantially in the form of Exhibit E attached hereto (“Transition Services Agreement”);

(f) The Lease Agreement for the Leased Real Property, duly executed by the Landlord thereof substantially in the form of Exhibit F attached hereto (“Lease Agreement”);

(g) Evidence of the receipt of all approvals and consents necessary to transfer the Acquired Assets;

(h) With respect to all Indebtedness (i) evidence of satisfaction in full of such Indebtedness and release of all liens associated with such Indebtedness; or (ii) payoff letters that include payoff amounts, per diems, wire transfer instructions and an agreement to deliver, upon full payment, UCC- 3 termination statements;

(i) A certificate pursuant to Treasury Regulations Section 1.1445-2(b) that the Company is not a foreign person within the meaning of Section 1445 of the Code duly executed by the Company;

(j) Certificate of the Secretary of the Company certifying, as of the Closing Date, that the following documents are true, complete and correct and are in full force and effect as of the Closing Date: (i) the Articles of Incorporation of the Company, together with all amendments thereto; (ii) the Bylaws of the Company; and (iii) resolutions that have been duly adopted by the shareholder and director(s) of the Company to authorize and approve the execution and delivery of this Agreement and the performance of the Transaction; and

(k) Certificate of existence for the Company, as of a recent date, from the Secretary of State of the State of North Carolina and good standing certificates (or local equivalent) from the secretary of state from each jurisdiction in which the Company is qualified to do business.

In connection with the deliveries referred to herein, the Company and the Owner shall take, or cause to be taken, all such actions as reasonably required or necessitated to put Buyer in actual possession and/or operating control of the Acquired Assets.

4.3. Items to Be Delivered at Closing by Buyer. As a condition to Closing, the Buyer shall deliver the following to the Company or the Owner as applicable:

(a) The Closing Payment in immediately available funds as directed by the Company;

(b) The Assignment and Assumption Agreement, duly executed by Buyer;

(c) The Domain Name Assignment Agreement, duly executed by Buyer;

(d) The Trademark Assignment Agreement, duly executed by Buyer;

(e) Transition Services Agreement, duly executed by Buyer;

(f) The Lease Agreement, duly executed by the Buyer;

(g) Certificate of the authorized director or officer of Buyer certifying, as of the Closing Date, that the following documents are true, complete and correct and are in full force and effect as of the Closing Date: (i) Articles of Organization of Buyer, together with all amendments thereto; and (ii) resolutions that have been duly adopted by the Manager of Buyer to authorize and approve the execution and delivery of this Agreement and the performance of the Transaction; and

(h) Certificate of existence for Buyer, as of a recent date, from the Secretary of State of North Carolina.

ARTICLE V
Indemnification

5.1. Indemnification by the Seller Parties. After the Closing, subject to the terms and conditions of this Article V, Seller Parties will jointly and severally indemnify, defend and hold harmless Buyer and each Affiliate and Representative of Buyer and their respective successors and assigns (each a “Buyer Indemnitee,” and collectively, the “Buyer Indemnitees”) from and against all Losses relating to or arising from:

(a) any actual or alleged breach or inaccuracy of any representation or warranty made by this Agreement or any certificate delivered hereunder (without regard to any materiality, Material Adverse Effect or other similar qualification);

(b) any actual or alleged breach or non-fulfillment of any covenant or agreement of Seller Parties contained in this Agreement or any Transaction Document;

(c) any Indebtedness of the Company not discharged on or prior to the Closing;

(d) any Excluded Liabilities or unpaid Transaction-related expenses of the Company;

(e) Seller Parties in (e) the business, operations, properties, assets or obligations of the Company or any of its Affiliates (other than the Assumed Liabilities) conducted, existing or arising on or prior to the Closing Date;

(f) any Losses arising out of the actual fraud, intentional misrepresentation or willful misconduct of Seller Parties;

(g) (i) any Losses attributable to any breach of or inaccuracy in any representation or warranty made in Section 2.13, (ii) all taxes of the Company or relating to the Business for any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date and (iii) any and all taxes of any Person imposed on the Company arising under the principles of transferee or successor liability or by contract, relating to an event or transaction occurring before the Closing Date; or

(h) any Environmental Liabilities arising out of or relating to: (i) (A) the ownership, operation, or condition at any time prior to the Closing Date of the Facilities or any other properties, products, and assets (whether real, personal, or mixed and whether tangible or intangible) in which the Company has or had an interest or conducted operations, or (B) any Hazardous Materials or any other waste that was present on the Facilities or such other properties and assets at any time prior to the Closing Date during the time that the Company occupied the Facilities; or (ii) (A) any Hazardous Materials or any other waste, wherever located, that was generated, transported, stored, treated, released, or otherwise handled by the Company or by any other Person for whose conduct it is responsible at any time prior the Closing Date, or (B) any Hazardous Activities that were conducted by the Company or by any other Person for whose conduct it is responsible.

5.2. Indemnification by Buyer. After the Closing, subject to the terms and conditions of this Article V, Buyer will indemnify, defend and hold harmless Seller Parties for all Losses relating to or arising from: (a) any breach or inaccuracy of any representation or warranty made by Buyer in this Agreement (without regard to any materiality, Material Adverse Effect or other similar qualification); or (b) any breach of any covenant or agreement of Buyer in this Agreement.

5.3. Limitations on Indemnification by the Seller Parties. The Seller Parties will have no liability for any Losses with respect to the matters described in Section 5.1(a) until the total of all Losses with respect to such matters exceeds $150,000 (the “Basket”), at which point the Seller Parties will be obligated to indemnify for all Losses which exceed the Basket; provided, however, that any claim for beach of any Fundamental Representation (defined below) will not be subject to or counted toward the Basket. The Seller Parties’ maximum aggregate liability with respect to matters described in Section 5.1(a) will be limited to an amount equal to fifteen percent (15%) of the Purchase Price (the “Cap”). This limitation in this Section 5.3 will not apply to any indemnification claims for actual fraud, intentional misrepresentation, willful misconduct or breaches of Fundamental Representations. Indemnification will not be provided by the Seller Parties for any claims related to matters addressed with respect to the Purchase Price Adjustment in Section 1.8.

5.4. Survival; Claim Procedures.

(a) All representations and warranties (together with the Buyer Indemnitees’ or Seller Parties’ right to assert a claim for indemnification under this Article V, as applicable) of the Parties in this Agreement or any other certificate or document delivered pursuant to this Agreement shall, without regard to the dissolution of any Party, remain in full force and effect and survive for a period ending eighteen (18) months from and after the Closing Date, except that the following representations and warranties shall survive for a period ending sixty (60) days after the expiration of the applicable statute of limitations: Section 2.1 (Organization, Qualification, Corporate Power and Authority), Section 2.2 (Capitalization), Section 2.3 (No Conflicts; Consents and Approvals), Section 2.6 (Title to and Condition of Acquired Assets); Section 2.13 (Tax), Section 2.16 (Environmental), Section 2.18 (Employee Benefits), Section 2.19 (Transactions with Related Persons), and Section 2.24 (No Brokers’ Fees) (such representations and warranties, the “Fundamental Representations”).

(b) Any claim for or based on actual fraud, intentional misrepresentation or willful misconduct shall survive for a period ending sixty (60) days after the expiration of the applicable statute of limitations.

(c) All other obligations, indemnities, covenants and agreements of the Parties under this Agreement shall survive for a period ending sixty (60) days after the expiration of the applicable statute of limitations unless a different period is expressly specified herein.

(d) Each of the representations and warranties set forth in this Agreement (together with the Buyer Indemnitees’ or Seller Parties’ right to assert a claim for indemnification under this Article V, as applicable) shall expire at the end of the relevant survival period set forth in Section 5.3(a)-(c); provided, however, if a Claim Notice (as defined below) relating to any representation or warranty set forth in Article II or Article III of this Agreement is delivered pursuant to this Article V on or prior to the expiration of the relevant survival period, then, notwithstanding anything to the contrary contained in this Article V, such representation or warranty shall not so expire to the extent of the subject matter of such Claim Notice, but rather shall remain in full force and effect to the extent of the subject matter of such Claim Notice until such time as such indemnification claim has been fully and finally resolved, either by means of a written settlement agreement executed by Seller Parties and Buyer, or by means of a final, non- appealable order issued by a court of competent jurisdiction.

(e) For purposes of this Agreement, a “Claim Notice” relating to a particular matter for which indemnification is available under this Article V shall be deemed to have been given if any Indemnified Party (as defined below), acting in good faith, delivers to the Seller Parties or Buyer, as applicable, a written notice stating that such Indemnified Party believes that there is or has been a possible breach of a representation, warranty, covenant or obligation of this Agreement or another matter for which indemnification is available under this Article V and containing (i) a brief description of the circumstances supporting such Indemnified Party’s belief that there is or has been such a possible breach of a representation, warranty, covenant or obligation of this Agreement or another matter for which indemnification is available under this Article V, and (ii) a non-binding, good faith preliminary estimate of the aggregate dollar amount of the actual and potential Losses that have arisen and may arise as a direct or indirect result of the matter(s) for which indemnification is sought.

5.5. Third-Party Claims.

(a) If a third-party initiates a claim, demand, dispute, lawsuit or arbitration (a “Third- Party Claim”) against any Buyer Indemnitee or any Seller Party (the “Indemnified Party”) with respect to any matter that the Indemnified Party might make a claim for indemnification against any Party (the “Indemnifying Party”) under this Article V, then the Indemnified Party shall promptly provide a Claim Notice to the Indemnifying Party in writing; provided, however, that the failure to provide such notice shall not affect the rights of any Indemnified Party to receive indemnification for Losses to the extent that the Indemnifying Party’s rights in relation to such Third-Party Claim are not materially prejudiced.

(b) Upon receipt of a Claim Notice, the Indemnifying Party shall have the right, exercisable by delivery of written notice to the Indemnified Party, to assume the defense of any such Third- Party Claim at its own expense and with counsel reasonably acceptable to the Indemnified Party; provided that prior to electing to defend such Third-Party Claim, the Indemnifying Party shall acknowledge and agree in writing to the Indemnified Party that the Indemnifying Party (x) would have an indemnification obligation for any Losses arising from such Third-Party Claim and (y) will conduct the defense actively and diligently. If the Indemnifying Party so elects in writing (and delivers such writing to the Indemnified Party) within twenty (20) days of receipt of the Claim Notice to assume the defense of any such Third-Party Claim, then the Indemnifying Party will keep the Indemnified Party apprised of all material developments, including settlement offers, with respect to the Third-Party Claim and permit the Indemnified Party to participate in the defense of the Third-Party Claim. So long as the Indemnifying Party is conducting the defense of the Third-Party Claim in accordance with Section 5.5(b), the Indemnifying Party will not be responsible for any attorneys’ fees or other expenses incurred by the Indemnified Party regarding the Third- Party Claim. Notwithstanding anything herein to the contrary, the Indemnifying Party shall not have the right to defend or direct the defense of any Third-Party Claim if (i) there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the opinion of counsel to the Indemnified Party for the same counsel to represent both the Indemnifying Party and the Indemnified Party; (ii) the Indemnified Party may have available to it one or more defenses or counterclaims that are in addition to, or are in conflict with one or more of the defenses that may be available to the Indemnifying Party in respect of such Third-Party Claim; (iii) the Third-Party Claim would have a potential for an adverse continuing effect on the Indemnified Party; (iv) the Indemnifying Party does not have sufficient financial resources, in the reasonable judgment of the Indemnified Party, to satisfy the amount of any adverse monetary judgment that is reasonably likely to result; (v) the Third-Party Claim seeks an injunction or other equitable relief against the Indemnified Party; (vi) the Third-Party Claim is asserted directly by or on behalf of a Person that is a customer or supplier of the Buyer; (vii) the Indemnified Party reasonably believes an adverse determination with respect to such claim would be detrimental to, or injure in any respect, the reputation or future business prospects of the Indemnified Party; (viii) such Third-Party Claim relates to or involves any criminal proceeding, action, indictment, allegation, or investigation; or (ix) the Third-Party Claim involves taxes or Environmental Liabilities. If the Indemnifying Party elects to assume the defense of any Third- Party Claim in accordance with this Section 5.5(b), the Indemnifying Party may, only with the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, delayed or conditioned), settle, adjust, or compromise such Third-Party Claim or admit any liability with respect to such Third-Party Claim.

(c) If the Indemnifying Party fails to, declines to, or is not permitted hereunder to exercise its right to defend under Section 5.5(b), the Indemnified Party will defend against the Third-Party Claim. Promptly following resolution of the Third-Party Claim, the Indemnifying Party will reimburse the Indemnified Party for the costs of defending against the Third-Party Claim, including attorneys’ fees and expenses, and any other Losses the Indemnified Party has incurred relating to or arising out of the Third- Party Claim to the extent such Third-Party Claim is indemnifiable under Sections 5.1 or 5.2 and subject to the limitations of this Article V.

(d) The Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, delayed or conditioned).

(e) Any action by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party delivering to the Indemnifying Party a Claim Notice thereof. The failure to give such prompt Claim Notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. The Indemnifying Party shall have thirty (30) days after its receipt of the Claim Notice to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

5.6. Adjustment to Purchase Price. All indemnification payments under this Article V will be deemed adjustments to the Purchase Price.

5.7. Payment. Any Losses payable to a Buyer Indemnitee shall be satisfied, at Buyer Indemnitee’s option: (a) from Seller Parties, who shall be jointly and severally liable for payment of such amount and/or (b) as an offset against any amounts Buyer or its Affiliates owe to the Seller Parties or Affiliates of the Seller Parties, including under the Transition Services Agreement or the Lease Agreement.

5.8. Exclusive Remedy. Except (a) in the case of actual fraud, intentional misrepresentation or willful misconduct, (b) the Parties’ right to specific performance under Sections 6.4 and 7.10, and (c) the Post-Closing Adjustment process pursuant to Section 1.8, from and after the Closing, this Article V will provide the exclusive remedy for the matters covered by this Agreement.

ARTICLE VI
Covenants

6.1. Passage of Title and Risk of Loss. Legal and equitable title and risk of loss with respect to the Acquired Assets and rights to be conveyed and transferred hereunder shall not pass to Buyer until the Acquired Asset or right is transferred at the Closing and possession thereof is delivered to Buyer.

6.2. Expenses and Taxes. All costs and expenses incurred in connection with this Agreement and the Transaction shall be paid by the Party incurring such cost or expense. All transfer, documentary, sales, use, stamp, registration, value added and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents shall be borne and paid by the Company when due. The Company shall, at its own expense, timely file its tax returns or other tax-related documents.

6.3. Tax Cooperation. After Closing, the Company and the Owner each agree to cooperate with Buyer in the preparation of all tax returns and provide Buyer with any records and other information requested by Buyer in connection therewith and access to and the cooperation of the accountants of the Company and the Owner. In addition, the Company and the Owner shall fully cooperate with Buyer in connection with any tax investigation, audit or other proceeding relating to the Business, Assumed Contracts or Acquired Assets.

6.4. Non-Competition and Non-Solicitation; Confidential Information.

(a) Seller Parties acknowledge and agree as follows:

(i) The Owner has served as an employee and officer of the Company, and in such role has received Confidential Information, including the Company’s trade secret information which Buyer is purchasing hereunder;

(ii) Buyer would suffer irreparable harm if a Seller Party were to divulge such Confidential Information or trade secrets to those in competition with Buyer, or to use such knowledge, information and business acumen in competition with Buyer;

(iii) the goodwill of the Company is of significant value to Buyer and the failure to protect such goodwill would substantially erode the value attributed to the Company in this Transaction; and (iv) Buyer is relying on the covenants and obligations of the Seller Parties set forth in this Section 6.4 in connection with, and as a condition to, Buyer’s execution and delivery of this Agreement and the consummation of the Transactions.

(b) For a period of five (5) years after the Closing Date (the “Restricted Period”):

(i) Seller Parties shall not, directly or indirectly, engage or invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing or control of, be retained by, associated with or in any manner connected with, or render services or advice or other aid to, or guarantee any obligation of, any Person engaged in or planning to become engaged in the Business in the Restricted Area, including for a Person outside of the Business who engages a Seller Party to provide any of the Business for such Person in-house. Seller Parties agree that this covenant is reasonable with respect to its duration, geographical area and scope.

(ii) Seller Parties shall not, directly or indirectly: (A) cause, induce or attempt to cause or induce any employee, agent, or independent contractor of the Buyer to terminate such relationship; (B) in any way interfere with the relationship between the Buyer and any employee, agent, or independent contractor of Buyer or its Affiliates; (C) hire, retain, employ or otherwise engage or attempt to hire, retain, employ or otherwise engage as an employee, independent contractor or otherwise any employee, agent, or independent contractor of Buyer or its Affiliates; or (D) cause, induce or attempt to cause or induce any supplier, creditor, licensee, customer, prospective customer or other Person engaged in a business relationship with Buyer or its Affiliates to reduce or cease doing business with Buyer or its Affiliates or to deal with any competitor of Buyer or its Affiliates or in any way interfere with the relationship between any such supplier, creditor, licensee, customer, prospective customer, or a Person engaged in a business relationship with Buyer or its Affiliates.

(iii) Seller Parties shall not, directly or indirectly, solicit the business of any customer or prospective customer of Buyer, with respect to products or services that compete in whole or in part with the Business.

(c) After the Closing Date, the Parties shall not make any disparaging statements, either orally or in writing, about any Party or any of the businesses, members, managers, officers, employees, or agents of such Party.

(d) Seller Parties and their Affiliates shall not, without Buyer’s prior written consent, at any time, directly or indirectly: (i) use any Confidential Information for any purpose; or (ii) disclose or otherwise communicate any Confidential Information to any Person. If a Seller Party or any of its Affiliates or their respective representatives are compelled to disclose any Confidential Information by judicial or administrative process or by other requirements of law, Seller Parties shall promptly notify Buyer in writing and shall disclose only that portion of such information which the Seller Party is advised by its counsel in writing is legally required to be disclosed, provided that Seller Parties shall use best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

(e) If a final judgment of a court or tribunal of competent jurisdiction determines that any provision of this Section 6.4 is invalid or unenforceable, the Parties agree that the court or tribunal will have the power to reduce the scope, duration, or geographic area of the provision, to delete specific words or phrases, or to replace any invalid or unenforceable provision with a provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable provision. This Section 6.4 will be enforceable as so modified after the expiration of the time within which the order may be appealed. The Seller Parties acknowledge and agree that this Section 6.4 is reasonable and necessary to protect and preserve Buyer’s legitimate business interests and the value of the Acquired Assets, and to prevent an unfair advantage from being conferred on the Seller Parties; and the Seller Parties shall be responsible for any breach of this Section 6.4 by their Affiliates.

(f) If a Seller Party violates the covenants set forth in this Section 6.4, then notwithstanding any provision herein to the contrary, the Restricted Period shall be extended for a period of time equal to the period that such violation shall exist and be continuing.

(g) The Seller Parties acknowledge and agree that any breach of this Section 6.4 will result in serious and irreparable injury. Therefore, Seller Parties acknowledge and agree that, in the event of a breach or threatened breach by Seller Parties, Buyer shall be entitled, in addition to any other remedy at law or in equity to which Buyer may be entitled, to equitable relief against the Seller Parties, including a temporary restraining order and preliminary and permanent injunctions to restrain the Seller Parties from such breach and to compel compliance with the obligations of the Seller Parties hereunder, and the Seller Parties waive the posting of a bond or undertaking as a condition to such relief.

6.5. Employees.

(a) Commencing on the Closing Date, the Company shall terminate all employees of the Business who are actively at work on the Closing Date. Subject to Buyer’s onboarding process, Buyer will offer employment, on an “at will” basis, to all of such employees at their current salary or hourly wage (as set forth in Section 2.17(a) of the Disclosure Schedule) immediately after Closing.

(b) The Company shall be solely responsible, and Buyer shall have no obligations whatsoever for, any compensation or other amounts payable to any current or former employee, officer, director, independent contractor or consultant of the Business, including, without limitation, hourly pay, commission, bonus, salary, accrued vacation, fringe, pension or profit sharing benefits or severance pay for any period relating to the service with the Company at any time on or prior to the Closing Date and the Company shall pay all such amounts to all entitled persons on or prior to the Closing Date.

(c) The Company shall remain solely responsible for all worker’s compensation claims of any current or former employees, officers, directors, independent contractors or consultants of the Business which relate to events occurring on or prior to the Closing Date. The Company shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.

(d) The Company shall remain solely responsible for all claims for the coverage period ending on the Closing Date under any Employee Benefit Plan maintained by the Company, including any claims related to such coverage period which are filed after the Closing Date. The Company shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.

6.6. Use of the Company Name. From and after the Closing Date, the Owner and the Company shall, and shall cause their respective Affiliates to, cease and discontinue all uses of (a) “Red Clay” and “Red Clay Industries” and any other similar names either alone or in combination with other words; (b) all trademarks, service marks, trade dress, trade names, corporate names, logos and slogans (and all translations, adaptations, derivations and combinations of the foregoing) and Internet domain names that are purchased Intellectual Property and (c) any trademarks, service marks, trade dress, trade names, corporate names, logos and slogans confusingly similar to any of the foregoing. Immediately following the Closing Date, the Company shall file, and shall cause their Affiliates to file, all documentation necessary to change their respective names so as to comply with the requirements of this Section 6.6 and shall, and shall cause their Affiliates to, remove from their respective assets, properties, stationery, literature and Internet websites (to the extent not included in the Acquired Assets) any and all such names.

6.7. Proration. Any ad valorem taxes imposed on the Acquired Assets and other periodic expense items such as utilities and similar expenses with respect to the Acquired Assets that relate to a period beginning before the Closing Date and ending after the Closing Date shall be apportioned as of the Closing Date such that the Company shall be liable for (and shall reimburse Buyer to the extent that Buyer shall pay) that portion of such taxes and other expense items relating to, or arising in respect of, periods through the Closing Date and Buyer shall be liable for (and shall reimburse the Company to the extent the Company shall have paid) that portion of such taxes and other expense items relating to, or arising in respect to, periods after the Closing Date. All amounts to be prorated will, to the extent reasonably feasible, be taken into account in a settlement sheet to be prepared by the Parties in connection with the Closing. To the extent the amounts of any such proratable items are not finally known at the Closing, appropriate settlement will be made within thirty (30) days after the amount of any such item is finally known.

6.8. Transition Cooperation; Mail Received After Closing.

(a) The Company and the Owner agree to reasonably cooperate with Buyer to facilitate the transfer of all services to the Business into Buyer’s name, including the transfer of any telephone numbers, domain names or social media accounts.

(b) Subsequent to the Closing Date, in the event the Company receives any payment of funds relating to any Acquired Asset (including accounts receivable or retainage), within ten (10) days of receipt of such payment, the Company shall remit such funds to Buyer. Subsequent to the Closing, in the event Buyer receives any payment of funds relating to any Excluded Asset, within ten (10) days of receipt of such payment, Buyer shall remit such funds to the Company.

(c) Following the Closing, Buyer may receive and open all mail received at the Leased Real Property, and, to the extent that such mail and the contents thereof relate to the Business or the Acquired Assets, deal with the contents thereof at its discretion. From and after the Closing, the Company and the Owner shall promptly forward or cause to be forwarded to Buyer any mail received by any of them that relates to the Business, the Acquired Assets, or the Assumed Liabilities.

(d) If applicable, as promptly as reasonably practicable following the Closing, and in any event not later than thirty (30) days following the Closing, the Company and the Owner will take all action reasonably necessary to change the Company’s registered office addresses and principal place of business to a location other than the Leased Real Property, and to file appropriate notices of such changes with any applicable governmental authorities.

6.9. Insurance. On or prior to the Closing Date, the Company shall, at the Company’s expense, to purchase and maintain in effect for a period of one (1) year thereafter, a tail policy, extended reporting period, to the current policies of cyber, professional liability and employment practices liability insurance maintained by the Company, which tail policy shall be effective for a period from the Closing through and including the date one (1) year after the Closing Date with respect to claims arising from facts or events that occurred on or before the Closing, and which tail policy shall contain substantially the same coverage and amounts as, and contains terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policies.

6.10. Further Assurances. Each of the Parties hereto shall use all reasonable efforts to take or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and any further agreements anticipated by this Agreement to which it is a party and consummate and make effective the Transaction.

ARTICLE VII
Miscellaneous Provisions

7.1. Amendments; Waivers. This Agreement and any schedule may be amended only by written agreement of the Parties. No waiver of any provision, nor consent to any exception to the terms of this Agreement or any agreement contemplated thereby, shall be effective unless in writing and signed by the Party or Parties to be bound, and then only to the specific purpose and extent so provided. Except as provided in Article V, all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available under applicable law. No failure on the part of any Party to exercise, or delay in exercising, any right hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise of such or any other right.

7.2. Assignments. This Agreement and all of its provisions shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Neither Party may assign any part of this Agreement without the prior consent of the other Party, except that Buyer may freely assign this Agreement to any substantial successor in interest to the Buyer’s assets, stock or business, whether through merger, stock, or asset transaction.

7.3. Multiple Counterparts. This Agreement may be executed in a number of identical counterparts of a signature page in PDF format, each of which for all purposes is to be deemed an original, and all of which constitute, collectively, one agreement. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

7.4. Notices. Any notice pursuant to this Agreement must be in writing and will be deemed effectively given to another Party on the earliest of the date (a) three (3) business days after such notice is sent by registered U.S. mail, return receipt requested, (b) one (1) business day after receipt of confirmation if such notice is sent by facsimile, (c) one (1) business day after delivery of such notice into the custody and control of an overnight courier service for next day delivery, (d) one (1) business day after delivery of such notice in person and (e) such notice is received by that Party; in each case to the appropriate address below (or to such other address as a Party may designate by notice to the other Parties):

If to Buyer:

Aviator Paving Company Charlotte, LLC
100 E. Six Forks Rd., Suite 300
Raleigh, NC 27609
Attn: Mike Rowe

With a copy (which shall not constitute notice) to:

Manning Fulton & Skinner, P.A.

3605 Glenwood Ave., Suite 500
Raleigh, NC 27612
Attn: Thomas I. Lyon, Esq.

If to Seller Parties:

c/o James Smith
P.O. Box 1199
Pineville, NC 28134

With a copy (which shall not constitute notice) to:

Shumaker, Loop & Kendrick, LLP

101 S. Tryon St., Ste. 2200
Charlotte, NC 28280
Attn: Daryl L. Hollnagel, Esq.

7.5. Entire Agreement. This Agreement constitutes the entire understanding of the Parties and supersedes all prior understandings, whether written or oral, between the Parties with respect to the subject matter of this Agreement. No amendment, modification or alterations of the terms of this Agreement shall be binding unless in writing, dated after the date of this Agreement, and duly executed by all Parties.

7.6. Governing Law; Venue. This Agreement shall be construed in accordance with the laws of the State of North Carolina without respect to laws governing choice of laws. Any controversy, claim or dispute arising out of or relating to this Agreement shall be litigated solely in any state court located in Wake County, North Carolina. Each Party submits to the personal and subject matter jurisdiction and venue of such court and waives the defense of an inconvenient forum.

7.7. Parties Bound. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, personal representatives, executors, successors and assigns. Each Party may assign its rights in or under this Agreement, but no such assignment shall relieve or release such Party from its obligations under this Agreement.

7.8. Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any court or governmental entity, the remaining provisions of this Agreement to the extent permitted by law shall remain in full force and effect provided that the economic and legal substance of the Transaction are not affected in any manner materially adverse to any party.

7.9. Headings. The descriptive headings of the Sections of this Agreement are for convenience only and do not constitute a part of this Agreement.

7.10. Specific Performance. Each Party acknowledges that the other Parties would be damaged irreparably and would have no adequate remedy of law if any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached. Accordingly, each Party agrees that the other Parties will be entitled to an injunction to prevent any breach of any provision of this Agreement and to enforce specifically any provision of this Agreement, in addition to any other remedy to which they may be entitled and without having to prove the inadequacy of any other remedy they may have at law or in equity and without being required to post bond or other security.

7.11. Representation by Counsel; Interpretation. Each Party to this Agreement acknowledges that it has been represented by counsel in connection with this Agreement and the Transaction. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it has no application and is expressly waived.

7.12. Further Assurances. Each Party agrees to furnish upon request to any other Party such further information, to execute and deliver to any other Party such other documents, and to do such other acts and things, all as any other Party may reasonably request (and at the expense of such requesting Party) for the purpose of carrying out the intent of the Transaction Documents.

7.13. No Third-Party Beneficiaries. This Agreement does not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns and, as expressly set forth in this Agreement, any Indemnified Party.

7.14. Expenses. Except as otherwise provided in this Agreement, the Company and the Owner will bear all the expenses incurred by the Company and the Owner, or any of their representatives in connection with the Transaction contemplated to be performed before or on the Closing Date. The Buyer will bear all expenses incurred by Buyer or any of its representatives in connection with the Transaction contemplated to be performed before or on the Closing Date.

7.15. Definitions.

“2020 Tax Acts” means The Families First Coronavirus Response Act (Pub. L. 116-127), the CARES Act, and any law, U.S. executive order or Presidential Memorandum and includes any treasury regulations or other official guidance promulgated with respect to the foregoing relating to the deferral of any tax liabilities (including withholding taxes), U.S. federal payroll taxes, indebtedness or other amounts or liabilities for or allocable to any taxable period ending on or prior to the Closing Date the payment of which is deferred, on or prior to the Closing Date, to a taxable period (or portion thereof) beginning after the Closing Date, related to, or in response to the economic or other effects of, COVID-19.

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person. The term “control” means (a) the possession, directly or indirectly, of the power to vote 10% or more of the securities or other equity interests of a Person having ordinary voting power, (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, by contract or otherwise or (c) being a director, officer, manager, executor, trustee or fiduciary (or their equivalents) of a Person or a Person that controls such Person.

“Cash” means the cash, cash equivalents, and marketable securities of the Company, as adjusted for deposits in transit, outstanding checks and drafts, and pending electronic transfers, determined in accordance with GAAP.

“Closing Working Capital” means the Working Capital of the Company as of the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Confidential Information” means all oral and written information and records related to the Business wherever located (including pricing, accounts, business plans and financial forecasts, tax records, correspondence, designs, drawings, manuals, specifications, customer, sales and supplier information, technical or commercial expertise, software, formulae, processes, trade secrets, methods, knowledge, know- how) and which (either in their entirety or in the precise configuration or assembly of their components) are not publicly available and in each case whether or not recorded; provided, however, information shall not lose its status as Confidential Information to the extent it was disclosed by the Company or the Owner in breach of this Agreement.

“Disclosure Schedule” means the series of schedules prepared by the Company and delivered to Buyer incident to the execution and delivery of this Agreement.

“Employee Benefit Plan” means any (a) qualified or nonqualified Employee Pension Benefit Plan or deferred compensation or retirement plan or arrangement, (b) Employee Welfare Benefit Plan or (c) equity- based plan or arrangement or (d) other retirement, severance, change-in-control, employment, fringe benefit, bonus, profit-sharing or incentive plan, arrangement, agreement, policy, or program, whether or not subject to ERISA and whether formal or informal or written or unwritten.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA § 3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA § 3(1).

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters and ocean waters), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental Law” means any applicable law, and any order or binding agreement with any governmental authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the Environment; or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials.

“Environmental Liabilities” means any Losses, obligations or other responsibilities arising from or under any Environmental Law, including those consisting of or relating to: (a) any environmental, health or safety matter or condition (including on-site or offsite contamination, occupational safety and health and regulation of any chemical substance or product); (b) Hazardous Material remedial action costs and any natural resource damages; or (c) any other compliance, corrective or remedial measure required by or arising under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Facility” means any real property currently or formerly owned, leased or operated by the Company or any other property, product, or asset (whether real, personal or mixed) in which the Company has or had an interest or where operations of the Business have been conducted. “Facility” includes any customer real property where the Company conducted Business.

“GAAP” means United States generally acceptable accounting principles in effect from time to time. “Hazardous Activities” means the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, release, storage, transfer, transportation, treatment or use (including any withdrawal or other use of groundwater) of Hazardous Material in, on, under, about or from any of the Facilities or any part thereof into the Environment and any other act, business, operation or thing that increases the danger, or risk of danger, or poses an unreasonable risk of harm to persons or property on or off the Facilities.

“Hazardous Material” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“Indebtedness” means as to any Person at any time: (a) obligations of such Person for borrowed money and all accrued interest thereon (other than trade payables or other current liabilities incurred in the ordinary course of business that are (i) less than sixty (60) days past due and (ii) are included in the calculation of Closing Working Capital); (b) all obligations of the Person for the deferred purchase price of assets, property or services, other than (i) operating leases of property under GAAP or (ii) accrued expenses and liabilities to current and/or former employees incurred in the ordinary course of business; (c) obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, mortgages, deeds of trust, indentures, security contracts, or other agreements securing any of the obligations described in this definition of Indebtedness; (d) capitalized lease obligations of such Person; (e) indebtedness, other obligations of others or other obligations described in this definition of Indebtedness guaranteed by such Person; (f) reimbursement obligations of such Person relating to letters of credit, bankers’ acceptances, surety or other bonds or similar instruments; (g) any sales taxes payable by or with respect to the Company for any tax period (or portion thereof) ending on or prior to the Closing Date; (h) all customer refunds payable or deposits received; (i) any and all amounts owed by the Company to the Owner or any of their Affiliates, including the Company or any of their respective Affiliates; (j) accrued but unpaid employee bonuses, vacation or payroll; (k) deferred revenue and similar liabilities; (l) credit balances in accounts receivable; and (m) any prepayment penalties, premiums, consent or other fees, breakage costs or other costs incurred or required in connection with the repayment or assumption of any the amounts set forth in clause (a) through (m).

“Intellectual Property” means all intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks (including the common law mark Red Clay Industries), service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or governmental authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents, patent applications, and other patent rights and any other governmental authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation; (g) royalties, fees, income, payments and other proceeds now or hereafter due or payable with respect to any and all of the foregoing; (h) telephone numbers; (i) all rights to any legal actions of any nature available to or being pursued by the Company to the extent related to the foregoing, whether accruing before, on or after the date hereof, including all rights to and claims for damages, restitution and injunctive relief for infringement, dilution, misappropriation, violation, misuse, breach or default, with the right but no obligation to sue for such legal and equitable relief, and to collect, or otherwise recover, any such damages; and (j) all other intellectual property rights.

“IT Systems” means any computer hardware, software, operating systems, firmware, networking equipment or similar equipment.

“Knowledge” means actual knowledge as of the date hereof after reasonable investigation. The Company’s Knowledge means the Knowledge of the Owner or any officer of the Company.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any governmental authority.

“Loss” and “Losses” shall include any loss, damage (including consequential damages), injury, action, judgment, diminution in value, lost profit, liability, claim, settlement, order, award, fine, penalty, tax, fee (including any legal fee, expert fee, accounting fee or advisory fee), charge, cost or expense (including any cost of investigation, penalty, fee and disbursement of counsel) and the cost of enforcing any right to indemnification hereunder. For purposes of determining the amount of any Losses, any qualifications in the representations, warranties and covenants with respect to Knowledge, a Material Adverse Effect, materiality, material or similar terms shall be disregarded and will not have any effect with respect to the calculation of the amount of any Losses attributable to a breach of any representation, warranty or covenant set forth in this Agreement or in any certificate or document delivered under this Agreement.

“Material Adverse Effect” means any change, event or effect that, when taken individually or together with all other adverse changes, events or effects, has had, or could reasonably be expected to have, a material and adverse effect on (a) the business, properties, assets, results of operations or condition, financially or otherwise, of the Company or the Business, when taken as a whole and whether or not durationally significant, or (b) Buyer’s ability to operate the Business immediately after Closing in the manner operated by the Company before Closing.

“Organizational Documents” means, with respect to any Person, (a) if a corporation, the articles or certificate of incorporation and the bylaws or regulations; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the articles or certificate of limited partnership; (d) if a limited liability company, the articles of organization or certificate of formation and operating agreement, regulations, limited liability company agreement, or Company agreement; (e) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equityholders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equityholders of any Person in respect of such Person; and (g) any amendment or supplement to any of the foregoing.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from governmental authorities.

“Person” means any individual, corporation, limited liability company, partnership, sole proprietorship, joint venture, trust, estate, association, organization, labor union, governmental body or other entity.

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of personally identifiable information that allows the identification of a natural person.

“Privacy Policy” means each external or internal, past or present privacy policy of the Company, including, without limitation, any policy relating to (a) the privacy of users of a website, (b) the collection, storage, disclosure, and transfer of any user data or Personal Data, and (c) any employee information.

“Restricted Area” means (a) the United States of America; (b) the State of North Carolina, (c) the State of South Carolina, (d) Mecklenburg County, North Carolina, (e) Gaston County, North Carolina, (f) Union County, North Carolina, (g) Cabarrus County, North Carolina, (h) Lincoln County, North Carolina, (i) Rowan County, North Carolina, (j) Iredell County, North Carolina, (k) Cleveland County, North Carolina, (l) Stanly County, North Carolina, (m) Catawba County, North Carolina, (n) York County, South Carolina, (o) Lancaster County, South Carolina and (p) any other North Carolina or South Carolina county in which the Company operates.

“Transaction” means the transaction contemplated by the Transaction Documents.

“Transaction Documents” means this Agreement and all other written agreements, documents and certificates referenced herein.

“Working Capital” means the following calculations in accordance with GAAP: (a) the sum of the Company’s (i) trade accounts receivable (excluding intercompany receivables) outstanding for not more than ninety (90) days from the date of such account receivable, net of the amount of reserves, (ii) retainage that is either (A) less than one (1) year old or (B) one (1) year old or older but collected within sixty (60) days after the Closing Date, (iii) the sum of (A) earned revenue greater than billings asset less (B) billings greater than earned revenue liability, (iv) inventory or stored supplies, (v) prepaid expense to the extent Buyer receives the benefit after Closing, and (vi) other current assets identified on Schedule 1.1, less (b) the sum of (i) all accounts payable (excluding intercompany payables) outstanding for not more than ninety (90) days from the date of such account payable related to Assumed Contracts and assumed by Buyer and (ii) any other accrued current liabilities, in each case generated in the Company’s ordinary course of business, consistent with past practice.

“Working Capital Example” is set forth on Exhibit G.

“Working Capital Target” means $2,000,000.

IN WITNESS WHEREOF, the Parties have executed this Agreement, each as of the date first above written.

COMPANY:

RED CLAY INDUSTRIES, INC.

By:	/s/ James C. Smith
James C. Smith, President

OWNER:

/s/ James C. Smith
James C. Smith

BUYER:

AVIATOR PAVING COMPANY CHARLOTTE, LLC

By:	Cardinal Civil Contracting, LLC, its sole member

	By:	Cardinal Civil Contracting Holdings LLC, its sole member

By:	/s/ Jeremy Spivey
Jeremy Spivey, Manager

[Signature Page to Asset Purchase Agreement]

EXHIBIT A

BILL OF SALE

EXHIBIT B

ASSIGNMENT AND ASSUMPTION AGREEMENT REGARDING ASSUMED
CONTRACTS

EXHIBIT C

DOMAIN NAME ASSIGNMENT AGREEMENT

EXHIBIT D

TRADEMARK ASSIGNMENT AGREEMENT

EXHIBIT E

TRANSITION SERVICES AGREEMENT

EXHIBIT F

LEASE AGREEMENT FOR LEASED REAL PROPERTY